Exhibit 99.2

Financial Statements of

NEXGEN ENERGY LTD.

Years ended December 31, 2015 and 2014

(Expressed in Canadian Dollars)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

NexGen Energy Ltd.

We have audited the accompanying financial statements of NexGen Energy Ltd., which comprise the statements of financial position as at December 31, 2015 and 2014 and the statements of loss and comprehensive loss, changes in equity, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.

The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6

Telephone (604) 687-0947 Davidson-co.com

Opinion

In our opinion, these financial statements present fairly, in all material respects, the financial position of NexGen Energy Ltd. as at December 31, 2015 and 2014 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

March 8, 2016

NEXGEN ENERGY LTD.

STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

As at

	Note	December 31, 2015 $	December 31, 2014 $
ASSETS

Current
Cash and cash equivalents		34,303,982	13,840,457
Amounts receivable		306,300	91,127
Prepaid expenses		203,698	158,447

		34,813,980	14,090,031

Deposit	6	17,400	—
Exploration and evaluation assets	5	65,136,513	42,051,915
Equipment	7	1,187,531	862,290

		66,341,444	42,914,205

TOTAL ASSETS		101,155,424	57,004,236

LIABILITIES
Current
Accounts payable and accrued liabilities		999,787	379,305
Short-term loan	9	—	1,354,664

		999,787	1,733,969

Flow-through share premium liability	6	—	212,144

TOTAL LIABILITIES		999,787	1,946,113

EQUITY
Share capital	8	110,024,398	62,850,418
Reserves	8	7,530,180	4,959,329
Accumulated deficit		(17,398,941)	(12,751,624)

TOTAL EQUITY		100,155,637	55,058,123

TOTAL LIABILITIES AND EQUITY		101,155,424	57,004,236

Going concern (Note 2)

Commitments (Note 6)

Subsequent events (Note 15)

The accompanying notes are an integral part of the financial statements

These financial statements were authorized for issue by the Board of Directors on March 8, 2016

“Leigh Curyer”	“Trevor Thiele”
Leigh Curyer, CEO, Director	Trevor Thiele, Director

NEXGEN ENERGY LTD.

STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED

	NOTE	December 31, 2015 $	December 31, 2014 $

Salaries, benefits and director’s fees	9	1,230,443	1,015,606
Office and administrative		501,705	328,388
Professional fees		510,434	424,715
Travel		543,972	286,009
Depreciation	7	246,130	135,002
Share-based payments	8, 9	2,112,952	1,315,822
Impairment of exploration and evaluation assets	5	—	5,171,758
Finance income		(193,344)	(124,758)
Foreign exchange loss (gain)		6,291	(18,878)
Gain on settlement of short-term loan	9	(99,122)	—
Income on reduction of flow-through premium liability	6	(212,144)	(143,336)
Other Income		—	(17,028)

Loss and comprehensive loss for the year		(4,647,317)	(8,373,300)

Loss per common share - basic and diluted		$(0.02)	$(0.06)

Weighted average number of common shares outstanding - basic and diluted		232,516,553	140,188,133

The accompanying notes are an integral part of the financial statements

NEXGEN ENERGY LTD.

STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

	Note	Number of Common Shares	Share Capital	Reserves	Accumulated Deficit	Total

Balance as at December 31, 2013		138,536,687	$39,599,737	$2,187,811	$(4,378,324)	$37,409,224
Issue of shares for cash	8(b)(e)	50,645,000	22,399,125	641,125	—	23,040,250
Premium on flow-through shares issued	8(e)	—	(250,000)	—	—	(250,000)
Issue of shares for exploration and evaluation assets	8(a)(d)	6,076,216	3,148,008	—	—	3,148,008
Share issuance costs		—	(2,306,396)	363,611	—	(1,942,785)
Exercise of stock options	8(c)	371,453	127,815	—	—	127,815
Re-allocated on exercise of options	8(c)	—	73,998	(73,998)	—	—
Share-based payments	8	—	—	1,840,780	—	1,840,780
Shares issued for services	8(f)	129,180	58,131	—	—	58,131
Loss for the year		—	—	—	(8,373,300)	(8,373,300)

Balance as at December 31, 2014		195,758,536	$62,850,418	$4,959,329	$(12,751,624)	$55,058,123

Exercise of warrants	8(a)(c)(d)(e)(h)	631,694	397,315	(122,481)	—	274,834
Exercise of options	8(b)(f)(g)(i)(l)(m)(n)(o)	1,427,857	843,942	(306,923)	—	537,019
Issue of shares for cash from private placements	8(j)(p)	87,414,500	48,301,000	—	—	48,301,000
Share issuance costs	8(j)(p)	—	(3,623,819)	—	—	(3,623,819)
Issue of shares on loan settlement	8(k)	1,652,029	1,255,542	—	—	1,255,542
Share-based payments	8	—	—	3,000,255	—	3,000,255
Loss for the year		—	—	—	(4,647,317)	(4,647,317)

Balance as at December 31, 2015		286,884,616	$110,024,398	$7,530,180	$(17,398,941)	$100,155,637

The accompanying notes are an integral part of the financial statements

NEXGEN ENERGY LTD.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED

	December 31,	December 31,
	2015	2014
	$	$

Cash flows (used in) from operating activities
Loss for the year	(4,647,317)	(8,373,300)
Items not involving cash:
Depreciation	246,130	135,002
Share-based payments	2,112,952	1,315,822
Income on reduction of flow-through premium liability	(212,144)	(143,336)
Gain on settlement of short-term loan	(99,122)	—
Impairment of exploration and evaluation assets	—	5,171,758
Changes in non-cash working capital items:
Accounts receivable	(215,173)	130,184
Prepaid expenses	(45,251)	(30,000)
Accounts payable and accrued liabilities	162,103	(235,049)

	(2,697,822)	(2,028,919)

Cash flows (used in) from investing activities
Acquisition of exploration and evaluation assets	(22,292,230)	(12,112,291)
Acquisition of equipment	(347,104)	(806,246)
Deposit on office lease	(17,400)	—
Recovery from deficiency on exploration and evaluation asset	226,000	—

	(22,430,734)	(12,918,537)

Cash flows (used in) from financing activities
Shares issued for cash from financings	48,301,000	23,040,250
Exercise of warrants	274,834	—
Exercise of options	537,019	127,815
Share issuance costs	(3,520,772)	(1,942,785)

	45,592,081	21,225,280

Change in cash and cash equivalents	20,463,525	6,277,824
Cash and cash equivalents, beginning of year	13,840,457	7,562,633

Cash and cash equivalents, end of year	34,303,982	13,840,457

Cash and cash equivalents consist of:
Cash	19,719,982	13,840,457
Cash equivalents	14,584,000	—

Cash and cash equivalents	34,303,982	13,840,457

Supplemental disclosure with respect to cash flows (Note 14)

The accompanying notes are an integral part of the financial statements

NEXGEN ENERGY LTD.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEAR ENDED DECEMBER 31, 2015 & 2014

1.	NATURE OF OPERATIONS

NexGen Energy Ltd. (“NexGen” or the “Company”) is an exploration stage entity engaged in the acquisition, exploration and evaluation of uranium properties in Canada. The Company was incorporated pursuant to the provisions of the British Columbia Business Corporations Act on December 20, 2011. The Company’s registered records office is located on the 25th Floor, 700 West Georgia Street, Vancouver, BC, V7Y 1B3.

On April 19, 2013, the Company completed its Qualifying Transaction, which was effected pursuant to an Amalgamation Agreement dated December 31, 2012 (the “Amalgamation Agreement”) amongst Clermont Capital Inc. (“Clermont”), 0957633 B.C. Ltd., a wholly-owned subsidiary of Clermont, and NexGen. Pursuant to the Amalgamation Agreement, the shareholders of NexGen were issued one common share of Clermont (on a post-share consolidation basis) for every one NexGen common share held immediately prior to the completion of the amalgamation (the “Amalgamation”), being 78,932,247 common shares. In connection with the Qualifying Transaction, Clermont completed a consolidation of its common shares on a 2.35:1 basis (the “Consolidation”) and changed its name to “NexGen Energy Ltd.” The acquisition of NexGen was accounted for as a reverse takeover.

Following Exchange approval, on April 23, 2013, the Company was a Tier 2 Issuer classified as a mineral exploration and development company. The Company commenced trading under the symbol “NXE” on April 23, 2013. On August 7, 2015, the Company began trading as a Tier 1 Issuer. The Company’s common shares also trade on the OTCQX Best Market under the symbol “NXGEF”.

2.	GOING CONCERN

These financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the financial statements. The ability of the Company to continue as a going concern is dependent on its ability to obtain additional financing and achieve future profitable operations. As an exploration stage company, the Company does not have revenues and historically has recurring operating losses. As at December 31, 2015, the Company had an accumulated deficit of $17,398,941. As at December 31, 2015, the Company had working capital of $33,814,193, which is sufficient to carry out committed exploration activities and corporate and administrative costs for the next twelve months.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

The business of mining for minerals involves a high degree of risk. NexGen is an exploration company and is subject to risks and challenges similar to companies in a comparable stage. These risks include, but are not limited to, the challenges of securing adequate capital in view of exploration, development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary environmental permitting; challenges in future profitable production or, alternatively NexGen’s ability to dispose of its exploration and evaluation assets on an advantageous basis; as well as global economic and uranium price volatility; all of which are uncertain.

The underlying value of the exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of exploration and evaluation assets.

NEXGEN ENERGY LTD.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEAR ENDED DECEMBER 31, 2015 & 2014

3.	BASIS OF PRESENTATION

Statement of Compliance

These financial statements for the year ended December 31, 2015 including comparatives, are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of Presentation

These financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value. All monetary references expressed in these notes are references to Canadian dollar amounts (“$”).

Critical accounting judgments, estimates and assumptions

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Uncertainty about these judgments, estimates and assumptions could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The information about significant areas of estimation uncertainty considered by management in preparing the financial statements is as follows:

(i) Impairment

At the end of each financial reporting period the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication that those assets have suffered an impairment loss or reversal of previous impairment. Where such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. With respect to exploration and evaluation assets, the Company is required to make estimates and judgments about the future events and circumstances regarding whether the carrying amount of intangible exploration assets exceeds its recoverable amount. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production or proceeds from the disposition of the exploration and evaluation assets themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of its properties or to the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s exploration and evaluation assets properties.

(ii) Share-based payments

The Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of broker warrants. The Black-Scholes model involves six key inputs to determine fair value of an option: risk-free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense. Refer to Note 8 for further details.

NEXGEN ENERGY LTD.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2015 & 2014

3.	BASIS OF PRESENTATION (continued)

The information about significant areas of judgment considered by management in preparing the financial statements are as follows:

(i) Deferred tax assets

Deferred tax assets are recognized in respect of tax losses and other temporary differences to the extent it is probable that taxable income will be available against which the losses can be utilized. Judgment is required to determine the amount of deferred tax assets that can be recognized based upon the likely timing and level of future taxable income together with future tax planning strategies.

(ii) Going concern

The Company’s management has made an assessment of the Company’s ability to continue as a going concern as disclosed in Note 2, and is satisfied that the Company has the resources to continue its business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt upon the Company’s ability to continue as a going concern. Therefore, the financial statements continue to be prepared on a going concern basis.

(iii) Exploration and evaluation expenditures

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment to determine whether future economic benefits are likely, from either future exploitation or sale, or whether activities have not reached a stage which permits a reasonable assessment of the existence of reserves. The determination of reserves and resources is itself an estimation process that requires varying degrees of uncertainty depending on how the resources are classified.

4.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies set out below have been applied consistently to all years presented in these financial statements:

(a)	Functional and Presentation Currency

These financial statements are presented in Canadian dollars, which is the functional currency of the Company.

Translation of transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate of exchange in effect at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

(b)	Cash and cash equivalents

Cash includes deposits held with banks that are available on demand. Cash equivalents include guaranteed investment certificates that are readily convertible into cash and mature within the next fiscal year.

(c)	Exploration and evaluation assets

Once the legal rights to explore a property have been obtained, exploration and evaluation costs are capitalized as exploration and evaluation assets on an area of interest basis pending determination of the technical feasibility

NEXGEN ENERGY LTD.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2015 & 2014

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Exploration and evaluation assets, continued

and the commercial viability of the project. Capitalized costs include costs directly related to exploration and evaluation activities in the area of interest. General and administrative costs are only allocated to the asset to the extent that those costs can be directly related to operational activities in the relevant area of interest. When a claim is relinquished or a project is abandoned, the related costs are recognized in profit or loss immediately.

Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition and deferred exploration costs will be written off to operations.

Although the Company has taken steps to verify title to exploration and evaluation assets in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. A property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

Management regularly assesses carrying values of non-producing properties and properties for which events and circumstances may indicate possible impairment.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining assets and development assets within property, plant and equipment.

(d)	Equipment

(i)	Recognition and measurement

Items of equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset.

(ii)	Subsequent costs

The cost of replacing a part of an item in the carrying amount of equipment is recognized when that cost is incurred, if it is probable that the future economic benefits embodied within the item will flow to the Company and the cost of the item can be measured reliably.

(iii)	Depreciation

The carrying amounts of equipment (including initial and subsequent capital expenditures) are amortized to their estimated residual value over the estimated useful lives of the specific assets concerned. Depreciation is calculated over the estimated useful lives of each significant component as follows:

-	Computing equipment	55% declining balance basis
-	Software	55% declining balance basis
-	Field equipment	20% declining balance basis
-	Leasehold improvements	5 year lease term

Depreciation methods, useful lives, and residual values are reviewed at least annually and adjusted if appropriate.

(iv)	Disposal

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the item of equipment and are recognized in profit or loss.

NEXGEN ENERGY LTD.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2015 & 2014

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Impairment

An impairment loss is recognized when the carrying amount of an asset, or its cash generating unit (“CGU”), exceeds its recoverable amount. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in profit and loss for the period. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to CGUs and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to depreciation and are tested annually for impairment.

(f)	Decommissioning and Restoration Provisions

Decommissioning and restoration provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation and discount rates. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows discounted for the market discount rate.

Over time the discounted liability is increased for the changes in the present value based on the current market discount rates and liability risks. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

Changes in reclamation estimates are accounted for prospectively as a change in the corresponding capitalized cost.

The Company did not have any decommissioning and restoration provisions for the years presented.

(g)	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

NEXGEN ENERGY LTD.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2015 & 2014

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Share capital, continued

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The Company considers the fair value of common shares issued in the private placements to be the more easily measurable component and the common shares are valued at their fair value, as determined by the closing market price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as reserves.

(h)	Share-based payments

The Company’s stock option plan allows Company employees, directors, officers and consultants to acquire shares of the Company. The fair value of options granted is recognized as share-based payment expense with a corresponding increase in equity reserves. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

Fair value is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of stock options that are expected to vest. In situations where equity instruments are issued to consultants and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

(i)	Flow-through shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors under Canadian income tax legislation. On issuance, the Company separates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any investors pay for the flow-through feature, which is recognized as a liability and ii) share capital. Upon expenses being incurred, the Company recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision. To the extent that eligible deferred income tax assets are available, the Company will reduce the deferred income tax liability and record a deferred income tax recovery. Proceeds received from the issuance of flow-through shares must be expended on Canadian resource property exploration within a period of two years. Failure to expend such funds as required under the Canadian income tax legislation will result in a Part XII.6 tax to the Company on flow-through proceeds renounced under the “Look-back” Rule. When applicable, this tax is accrued as a financial expense until paid.

NEXGEN ENERGY LTD.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2015 & 2014

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Financial Instruments

The Company classifies its financial assets into one of the following categories as follows:

Fair value through profit or loss (“FVTPL”) - This category comprises derivatives and financial assets acquired principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss. Cash is included in this category of financial assets.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost using the effective interest method less any provision for impairment. Amounts receivable are included in this category of financial assets.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method less any provision for impairment.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized in other comprehensive income (loss). Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from accumulated other comprehensive income (loss) and recognized in profit or loss.

All financial assets except those measured at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

Financial liabilities

The Company classifies its financial liabilities into one of two categories as follows:

Fair value through profit or loss (FVTPL) - This category comprises derivatives and financial liabilities incurred principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities - This category consists of liabilities carried at amortized cost using the effective interest method. Accounts payable and accrued liabilities, and short-term loan are included in this category of financial liabilities.

(k)	Loss per Share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares outstanding during the year.

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and other similar instruments. Under this method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the period.

Existing stock options and share purchase warrants have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share is the same for the years presented.

NEXGEN ENERGY LTD.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2015 & 2014

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

New standards and interpretations adopted

New standard adopted:

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC that are mandatory for accounting periods beginning on or after January 1, 2015.

•	IFRS 7: Amended to require additional disclosures on transition from IAS 39 and IFRS 9, effective for annual periods beginning on or after January 1, 2015. The adoption of this standard had no significant impact on these financial statements.

Future accounting pronouncement:

The following standard has not been adopted by the Company and is being evaluated to determine its impact:

•	IFRS 9: New standard that replaced IAS 39 for classification and measurement, effective for annual periods beginning on or after January 1, 2018.

NEXGEN ENERGY LTD.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEAR ENDED DECEMBER 31, 2015 & 2014

5.	EXPLORATION AND EVALUATION ASSETS

a)	Rook 1 Property

The Company acquired the Rook 1 property in December 2012 and has a 100% interest in the claims subject only to a 2% net smelter return royalty (“NSR”) and a 10% production carried interest only on claim S-108095. The NSR may be reduced to 1% upon payment of $1,000,000.

b)	Radio Property

The Radio property (“Radio Project”) is located in Northern Saskatchewan. In December 2011, Tigers Realm Minerals Pty Ltd (“Tigers Realm” a shareholder of NexGen) entered into an option agreement (the “Radio Option Agreement”) with three arm’s length individuals (collectively, the “Optionors”) pursuant to which Tigers Realm was granted the exclusive right and option (the “Option”) to earn an undivided 70% interest in the Radio Property in exchange for a combination of cash, shares and an obligation to incur certain exploration expenditures. On February 21, 2012, Tigers Realm assigned all of its interest in the Radio Option Agreement to NexGen in exchange for the issue of 21,999,997 common shares of NexGen.

The Radio Option Agreement was subsequently amended by agreements dated June 5, 2012, November 23, 2012, April 12, 2013, June 25, 2013, and June 28, 2013. As of December 31, 2013, NexGen had satisfied all of its obligations under the Radio Option Agreement except an obligation to incur $15,000,000 of expenditures over a two year period ending March 31, 2015.

By agreement dated January 14, 2014, the Radio Option Agreement was further amended to delete the expenditure requirement described above and instead require that NexGen incur expenditures of $10,000,000 between January 1, 2014 and May 31, 2017, in exchange for 5,714,286 units (issued), each unit comprising one common share and one common share purchase warrant, where each warrant is exercisable at a price of $0.50 into one common share until May 31, 2017. As of December 31, 2015, NexGen has not spent any expenditures toward this obligation.

Upon it satisfying this expenditure obligation, NexGen will deliver to the Optionors an officers certificate whereupon NexGen shall then be deemed to have exercised the option and shall thereafter be the owner of the undivided 70% right, title and interest in the Radio Property, subject to a 2% net smelter royalty (excluding diamonds) and a 2% gross overriding royalty (diamonds only), as applicable, with respect to the production from the property. In addition, upon NexGen exercising its option to acquire a 70% interest in the Radio Property, a joint venture agreement will be entered into between NexGen and the Optionors containing those terms prescribed by the Radio Option Agreement.

c)	Other Athabasca Basin Properties

Other Athabasca Basin properties comprises various mineral claims throughout the region.

On May 1, 2014, the Company issued 361,930 common shares valued at $119,436 to Long Harbour Exploration Corp. (“Long Harbour”) to acquire a 75% interest in, and an option to acquire the remaining 25% interest in, five mineral claims within this group of properties. The Company also paid $15,000 in finder’s fees.

The option is exercisable by NexGen, upon notice to Long Harbour, at any time before May 1, 2018. In the event that NexGen exercises the option, it is also required to issue to Long Harbour such number of common shares as are equal to $45,000 based on the volume weighted average trading price on the TSXV during the five days immediately preceding the closing of the exercise of the option. These mineral claims are subject to a royalty of 2% of net smelter returns and a 2% gross overriding royalty on production from the property. This option was exercised subsequent to year end (see Note 15).

NEXGEN ENERGY LTD.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2015 & 2014

5.	EXPLORATION AND EVALUATION ASSETS (continued)

The following is a summary of the capitalized costs on the projects described above.

	Radio $	Rook 1 $	Other Athabasca Basin Properties $	Total $
Acquisition costs:
Balance, December 31, 2014	20,133,753	220,713	1,274,966	21,629,432
Additions	—	—	—	—
Impairment	—	—	—	—

Balance, December 31, 2015	20,133,753	220,713	1,274,966	21,629,432

Deferred exploration costs:
Balance, December 31, 2014	2,293,824	14,937,825	3,190,834	20,422,483
Additions:
Deficiency deposit (refund)(1)	—	—	(226,000)	(226,000)
Drilling	—	14,668,168	56,418	14,724,586
General exploration	—	1,374,668	—	1,374,668
Geological and geophysical	—	3,685,842	388,087	4,073,929
Labour and wages	—	2,049,560	—	2,049,560
Share-based payments (Note 8)	—	887,303	—	887,303
Travel	—	200,552	—	200,552

	—	22,866,093	218,505	23,084,598

Impairment	—	—	—	—

Balance, December 31, 2015	2,293,824	37,803,918	3,409,339	43,507,081

Total costs, December 31, 2015	22,427,577	38,024,631	4,684,305	65,136,513

(1)	The Saskatchewan Ministry of Mines (the “Ministry”) specifies annual exploration expenditure requirements for mineral claim holders. When the Company is deficient on meeting these requirements on one or more mineral claims, it will pay a deficiency deposit to the Ministry equal to the deficiency. The deficiency deposit may be refunded to the Company if it meets the expenditure requirements for the subsequent year, plus the amount of the deficiency from the prior year.

NEXGEN ENERGY LTD.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2015 & 2014

5.	EXPLORATION AND EVALUATION ASSETS (continued)

	Radio $	Rook 1 $	Other Athabasca Basin Properties $	Thelon Basin, Nunavut $	Total $
Acquisition costs:
Balance, December 31, 2013	17,078,839	220,713	1,718,864	2,682,748	21,701,164
Additions	3,054,914	—	143,541	—	3,198,455
Impairment	—	—	(587,439)	(2,682,748)	(3,270,187)

Balance, December 31, 2014	20,133,753	220,713	1,274,966	—	21,629,432

Deferred exploration costs:
Balance, December 31, 2013	2,293,824	2,907,380	2,218,581	1,896,308	9,316,093
Additions:
Deficiency deposit (refund)	—	(10,945)	227,919	—	216,974
Drilling	—	6,795,508	170,878	—	6,966,386
General exploration	—	1,240,243	263	—	1,240,506
Geological and geophysical	—	1,841,800	578,456	—	2,420,256
Labour and wages	—	1,405,725	—	—	1,405,725
Share-based payments (Note 8)	—	524,958	—	—	524,958
Shares issued for services	—	58,131	—	—	58,131
Travel	—	175,025	—	—	175,025

	—	12,030,445	977,516	—	13,007,961

Impairment	—	—	(5,263)	(1,896,308)	(1,901,571)

Balance, December 31, 2014	2,293,824	14,937,825	3,190,834	—	20,422,483

Total costs, December 31, 2014	22,427,577	15,158,538	4,465,800	—	42,051,915

6.	COMMITMENTS

Flow-through expenditures:

The Company periodically issues flow-through shares with any resulting flow-through premium recorded as a flow-through share premium liability. The liability is subsequently reduced when the required exploration expenditures are made, and accordingly, a recovery of flow-through premium is recorded as income.

During the year ended December 31, 2014, the Company raised $11,500,000 through the issuance of flow-through shares. Based on Canadian tax law, the Company is required to spend this amount on eligible exploration expenditures by December 31, 2015. A $250,000 flow-through share premium liability was recorded during the year ended December 31, 2014.

As of December 31, 2015, the Company has fulfilled its obligation of spending the required eligible exploration expenditures and as such the liability has been reduced to $nil with the remaining recovery of flow-through premium recorded in the statement of loss and comprehensive loss.

NEXGEN ENERGY LTD.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2015 & 2014

6.	COMMITMENTS (continued)

A continuity of the flow-through share premium liability is as follows:

	December 31,	December 31,
	2015	2014

Balance, beginning of the year	$212,144	$105,480
Liability incurred on flow-through shares issued	—	250,000
Settlement of flow-through share liability on expenditures made	(212,144)	(143,336)

Balance, end of the year	$—	$212,144

Office leases:

The Company has total office lease commitments at its Vancouver and Saskatoon offices as follows:

2016	$276,423
2017	$235,827
2018	$222,313
2019	$208,800
2020	$174,000

In connection with the Company’s Vancouver office lease, the Company holds a deposit of $17,400 with the landlord which will be applied to the final month’s rent when the office lease term expires.

7.	EQUIPMENT

	Computing Equipment	Software	Field Equipment	Leasehold Improvements	Total

Cost

Balance at December 31, 2013	$25,490	$13,289	$165,067	$—	$203,846
Additions	23,097	16,039	767,110	—	806,246

Balance at December 31, 2014	48,587	29,328	932,177	—	1,010,092
Additions	16,903	66,598	304,836	183,034	571,371

Balance at December 31, 2015	$65,490	$95,926	$1,237,013	$183,034	$1,581,463

Accumulated Depreciation

Balance at December 31, 2013	$8,497	$3,654	$649	$—	$12,800
Depreciation	15,698	9,709	109,595	—	135,002

Balance at December 31, 2014	24,195	13,363	110,244	—	147,802
Depreciation	18,064	27,095	194,870	6,101	246,130

Balance at December 31, 2015	$42,259	$40,458	$305,114	$6,101	$393,932

Net book value:
At December 31, 2014	$24,392	$15,965	$821,933	$—	$862,290
At December 31, 2015	$23,231	$55,468	$931,899	$176,933	$1,187,531

NEXGEN ENERGY LTD.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEAR ENDED DECEMBER 31, 2015 & 2014

8.	SHARE CAPITAL AND RESERVES

Authorized Capital - Unlimited number of common shares with no par value and unlimited number of preferred shares.

Issued

For the year ended December 31, 2015:

(a)	On March 10, 2015, the Company issued 196,001 common shares on the exercise of broker warrants at a price of $0.425 for total proceeds of $83,301. As a result of the exercise, $28,205 was re-allocated from reserves to share capital.

(b)	On April 10, 2015, the Company issued 200,000 common shares on the exercise of options at a price of $0.40 for total proceeds of $80,000. As a result of the exercise, $52,400 was reclassified from reserves to share capital.

(c)	On April 10, 2015, the Company issued 153,534 common shares and 76,767 common share purchase warrants on the exercise of 153,534 broker warrants at a price of $0.45 for total proceeds of $69,090. As a result of the exercise, $36,848 was re-allocated from reserves to share capital.

(d)	On April 13, 2015, the Company issued 76,125 common shares on the exercise of broker warrants at a price of $0.425 for total proceeds of $32,353. As a result of the exercise, $12,180 was re-allocated from reserves to share capital.

(e)	On April 16, 2015, the Company issued 52,500 common shares on the exercise of broker warrants at a price of $0.40 for total proceeds of $21,000. As a result of the exercise, $8,400 was re-allocated from reserves to share capital.

(f)	On April 17, 2015, the Company issued 100,000 common shares on the exercise of options at a price of $0.40 for total proceeds of $40,000. As a result of the exercise, $26,200 was reclassified from reserves to share capital.

(g)	On April 27, 2015, the Company issued 175,000 common shares on the exercise of options at a price of $0.40 for total proceeds of $70,000. As a result of the exercise, $35,063 was reclassified from reserves to share capital.

(h)	On April 27, 2015, the Company issued 153,534 common shares and 76,767 common share purchase warrants on the exercise of 153,534 broker warrants at a price of $0.45 for total proceeds of $69,090. As a result of the exercise, $36,848 was re-allocated from reserves to share capital.

(i)	On May 19, 2015, the Company issued 141,666 common shares on the exercise of options at prices of $0.30 and $0.40 for total proceeds of $53,333. As a result of the exercise, $27,076 was reclassified from reserves to share capital.

(j)	On May 26, 2015, the Company completed a bought deal offering where it issued 47,480,000 common shares at a price of $0.50 per share for gross proceeds of $23,740,000. On May 28, 2015, the Company issued another 7,122,000 common shares pursuant to the exercise of the over-allotment option at a price of $0.50 per common share for additional gross proceeds of $3,561,000. Total share issuance costs for this offering was $2,140,678.

(k)	On July 9, 2015, the Company issued 1,652,029 common shares at a fair value of $0.76 per share in settlement of its short-term loan due to Tigers Realm (Note 9).

(l)	On July 10, 2015, the Company issued 153,191 common shares on the exercise of options at a price of $0.24 for total proceeds of $36,766. As a result of the exercise, $26,808 was reclassified from reserves to share capital.

NEXGEN ENERGY LTD.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2015 & 2014

8.	SHARE CAPITAL AND RESERVES (continued)

(m)	On August 6, 2015, the Company issued 58,000 common shares on the exercise of options at a price of $0.24 for total proceeds of $13,920. As a result of the exercise, $10,150 was reclassified from reserves to share capital.

(n)	On August 31, 2015, the Company issued 500,000 common shares on the exercise of options at prices of $0.40 and $0.46 for total proceeds of $203,000. As a result of the exercise, $102,965 was reclassified from reserves to share capital.

(o)	On November 20, 2015, the Company issued 100,000 common shares on the exercise of options at a price of $0.40 for total proceeds of $40,000. As a result of the exercise, $26,261 was reclassified from reserves to share capital.

(p)	On December 9, 2015, the Company completed a bought deal offering where it issued 31,250,000 common shares at a price of $0.64 per share for gross proceeds of $20,000,000. The Company issued another 1,562,500 common shares pursuant to the exercise of 1/3 of the over-allotment option at a price of $0.64 per common share for additional gross proceeds of $1,000,000. Total share issuance costs for this offering was $1,483,141.

For the year ended December 31, 2014:

(a)	On February 21, 2014, the Company issued to the Optionors of the Radio Project, 5,714,286 units valued at $3,028,572, allocated entirely to share capital. Each unit consisted of one common share and one common share purchase warrant. Each whole warrant entitles the Optionor to purchase one common share of the Company at a price of $0.50 exercisable until May 31, 2017 (Note 5(b)).

(b)	On March 26, 2014, the Company completed a bought deal offering where it issued 25,645,000 units at a price of $0.45 per unit for gross proceeds of $11,540,250. Each unit consisted of one common share and one-half of one common share purchase warrant. Each warrant will entitle the holder to purchase one common share of the Company at a price of $0.65 until March 26, 2016. The warrants had a residual value of $641,125. In connection with the offering, the Company issued 1,535,540 broker warrants at an exercise price of $0.45 per warrant exercisable until March 26, 2016. The broker warrants were valued at $363,611. These broker warrants are exercisable into units comprising one common share and one-half of one common share purchase warrant with each purchase warrant exercisable at $0.65 until March 26, 2016.

(c)	The Company issued 371,453 common shares on the exercise of stock options at a weighted average exercise price of $0.34 for gross proceeds of $127,815. As a result of the exercise, $73,998 was reclassified from reserves to share capital.

(d)	On May 1, 2014, the Company issued 361,930 common shares valued at $119,436 for the acquisition of exploration and evaluation assets from Long Harbour Exploration Corp. (Note 5(c)).

(e)	On November 12, 2014 the Company completed a financing where it issued 25,000,000 flow-through shares at $0.46 per flow-through share for gross proceeds of $11,500,000. The premium received on the flow-through shares issued was determined to be $250,000 and was recorded as a reduction of share capital (Note 6).

(f)	On November 12, 2014 the Company issued 129,180 common shares valued at $58,131 to an employee in consideration of services rendered. The value of these shares has been capitalized to exploration and evaluation assets for the Rook 1 properties.

Escrowed shares

As at December 31, 2015, nil common shares remain in escrow (December 31, 2014 – 19,545,646).

NEXGEN ENERGY LTD.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2015 & 2014

8.	SHARE CAPITAL AND RESERVES (continued)

Warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price

Outstanding at December 31, 2013	19,433,347	$0.55
Granted	20,072,126	0.59
Expired	(3,824,266)	0.59

Outstanding at December 31, 2014	35,681,207	0.57
Exercised	(631,694)	0.44
Issued on exercise of broker warrants	153,534	0.65
Expired	(15,284,455)	0.54

Outstanding at December 31, 2015	19,918,592	$0.59

As at December 31, 2015, the Company had the following warrants outstanding:

Outstanding	Exercise Price	Remaining Contractual Life (Years)	Expiry Date
12,822,500	$0.650	0.24	March 26, 2016
153,534	$0.650	0.24	March 26, 2016
(1)1,228,272	$0.450	0.24	March 26, 2016
5,714,286	$0.500	1.42	May 31, 2017

19,918,592

(1)	The Company had 1,228,272 broker warrants exercisable at $0.45 outstanding as at December 31, 2015. These broker warrants are exercisable into units comprising one common share and one-half of one common share purchase warrant with each purchase warrant exercisable at $0.65 until March 26, 2016.

During the year ended December 31, 2014, the Company issued 1,535,340 broker warrants with a fair value of $363,611. The fair value of the broker warrants issued was estimated at the date of grant using the Black-Scholes Option Pricing Model using the following weighted average assumptions:

	December 31, 2015	December 31, 2014
Expected stock price volatility	—	104.25%
Expected life of warrants	—	2.00 years
Risk free interest rate	—	0.96%
Expected dividend yield	—	0%
Weighted average fair value per warrant granted in period	—	$0.24

Stock Options

Pursuant to the Company’s stock option plan, directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price, minimum price, or a discounted price of the Company’s shares as calculated on the date of grant.

NEXGEN ENERGY LTD.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2015 & 2014

8.	SHARE CAPITAL AND RESERVES (continued)

The options can be granted for a maximum term of 10 years and are subject to vesting provisions as determined by the Board of Directors of the Company.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Stock Options	Weighted Average Exercise Price
Outstanding at December 31, 2013	9,765,424	$0.39
Granted	10,525,000	0.43
Exercised	(371,453)	0.34
Expired	(483,334)	0.40
Forfeited	(1,183,334)	0.39

Outstanding at December 31, 2014	18,252,303	$0.41
Granted	10,650,000	0.58
Exercised	(1,427,857)	0.40
Expired	(33,333)	0.46
Forfeited	(316,667)	0.43

Outstanding at December 31, 2015	27,124,446	$0.48

Number of options exercisable	17,016,111	$0.44

As at December 31, 2015, the Company has stock options outstanding and exercisable as follows:

Number of Options	Number Exercisable	Exercise Price	Remaining Contractual Life (Years)	Expiry Date
50,000	50,000	$0.400	1.00	December 31, 2016
50,000	50,000	$0.460	1.00	December 31, 2016
25,000	25,000	$0.500	1.00	December 31, 2016
331,360	331,360	$0.240	1.66	August 29, 2017
4,200,000	4,200,000	$0.400	2.09	January 31, 2018
250,000	250,000	$0.425	2.31	April 22, 2018
2,168,086	2,168,086	$0.400	2.58	July 30, 2018
250,000	250,000	$0.300	2.97	December 19, 2018
3,325,000	2,216,666	$0.400	3.39	May 23, 2019
100,000	100,000	$0.400	3.39	May 23, 2019
750,000	500,000	$0.400	3.42	June 2, 2019
50,000	33,333	$0.460	3.98	December 24, 2019
4,950,000	3,300,000	$0.460	3.98	December 24, 2019
4,800,000	1,600,000	$0.500	4.41	May 27, 2020
750,000	250,000	$0.620	4.73	September 21, 2020
5,075,000	1,691,666	$0.640	4.96	December 16, 2020

27,124,446	17,016,111

NEXGEN ENERGY LTD.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2015 & 2014

8.	SHARE CAPITAL AND RESERVES (continued)

Share-based payments

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options granted. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. The following weighted average assumptions were used to estimate the weighted average grant date fair values:

	December 31, 2015	December 31, 2014
Expected stock price volatility	88.67%	93.25%
Expected life of options	5.00 years	5.00 years
Risk free interest rate	0.78%	1.54%
Expected forfeitures	0%	0%
Expected dividend yield	0%	0%
Weighted average fair value per option granted in period	$0.39	$0.22

Share-based payments for options vested in the current year amounted to $3,000,255 (2014 – $1,840,780) of which $2,112,952 (2014 – $1,315,822) was expensed to the statement of loss and comprehensive loss, and $887,303 (2014 - $524,958) was capitalized to exploration and evaluation assets (Note 5).

Reserves

	Options	Warrants	Total

Balance, December 31, 2013	$1,539,741	$648,070	$2,187,811
Warrants issued on private placement	—	641,125	641,125
Fair value of broker warrants	—	363,611	363,611
Exercise of stock options	(73,998)	—	(73,998)
Share-based payments	1,840,780	—	1,840,780

Balance, December 31, 2014	$3,306,523	$1,652,806	$4,959,329
Exercise of warrants	—	(122,481)	(122,481)
Exercise of stock options	(306,923)	—	(306,923)
Share-based payments	3,000,255	—	3,000,255

Balance, December 31, 2015	$5,999,855	$1,530,325	$7,530,180

9.	RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

Remuneration attributed to key management personnel can be summarized as follows:

	For the years ended
	December 31, 2015	December 31, 2014
Short-term compensation(1)	$1,262,611	$1,219,252
Share-based payments (stock options)(2)	2,139,488	1,371,942

	$3,402,099	$2,591,194

Number of options granted during the year(3)	8,250,000	7,650,000

(1)	Short-term compensation to key management personnel for the year ended December 31, 2015 amounted to $1,262,611 (2014 - $1,219,252), of which $992,211 (2014 - $907,371) was expensed and included in salaries, benefits and directors fees on the statement of loss and comprehensive loss. The remaining $270,400 (2014 - $311,881) was capitalized to exploration and evaluation assets.
(2)	Share-based payments to key management personnel for the year ended December 31, 2015 amounted to $2,139,488 (2014 - $1,371,942) of which $1,727,654 (2014 - $1,108,372) was expensed and $411,834 (2014 - $263,570) was capitalized to exploration and evaluation assets.
(3)	Details of the options granted to key management personnel for the year ended December 31, 2015 were as follows: 3,800,000 options at $0.50, 500,000 at $0.62 and 3,950,000 options at $0.64 (2014 – 3,850,000 options at $0.40 and 3,800,000 options at $0.46).

NEXGEN ENERGY LTD.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2015 & 2014

9.	RELATED PARTY TRANSACTIONS (continued)

As at December 31, 2015, $10,000 (December 31, 2014 - $10,000) was included in accounts payable and accrued liabilities owing to an executive for accrued expense reimbursements.

Short-term loan

Tigers Realm is a shareholder of NexGen (see Note 5(b)). As at December 31, 2015, the debt to Tigers Realm was fully settled through the issuance of 1,652,029 common shares (2014 - $1,354,664 was owed to Tigers Realm). The shares were issued at a fair value of $0.76 per share. A gain on short-term loan settlement of $99,122 was recorded on the statement of loss and comprehensive loss.

10.	CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and evaluation of assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

In the management of capital, the Company considers all components of equity and is dependent on third party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company has historically relied on the equity markets to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the year ended December 31, 2015.

11.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and short-term loan.

Fair Value Measurement

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e.: as prices) or indirectly (i.e.: derived from prices).

•	Level 3 – inputs for the asset or liability that are not based on observable market data.

The fair values of the Company’s amounts receivable, accounts payable and accrued liabilities, and short-term loan approximate their carrying value, due to their short-term maturities or ability of prompt liquidation. The Company’s cash and cash equivalents are measured at fair value using Level 1 inputs.

NEXGEN ENERGY LTD.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2015 & 2014

11.	FINANCIAL INSTRUMENTS (continued)

Financial instrument risk exposure

As at December 31, 2015, the Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash and cash equivalents and amounts receivable. The Company holds cash and cash equivalents with large Canadian and Australian banks. Credit risk is concentrated as a significant amount of the Company’s cash and cash equivalents on hand is held at one financial institution. Management believes the risk of loss to be remote. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash equivalents. Accordingly, the Company does not believe it is subject to significant credit risk.

(b)	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining sufficient cash and cash equivalent balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2015, NexGen had a cash and cash equivalent balance of $34,303,982 to settle current liabilities of $999,787.

(c)	Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(i)	Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values of the Company’s cash and cash equivalent balances as of December 31, 2015. The Company manages interest rate risk by maintaining an investment policy for short-term investments included in cash equivalents. This policy focuses primarily on preservation of capital and liquidity. The Company monitors the investments it makes and is satisfied with the credit rating of its banks. The Company does not have any interest bearing debt.

(ii)	Foreign Currency Risk

The functional currency of the Company is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily include Australian dollar denominated cash and Australian and US dollar accounts payable and accrued liabilities. The Company maintains Australian dollar bank accounts in Australia and Canadian dollar bank accounts in Canada.

(iii)	Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Future declines in commodity

NEXGEN ENERGY LTD.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2015 & 2014

11.	FINANCIAL INSTRUMENTS (continued)

prices may impact the valuation of long-lived assets. The Company closely monitors commodity prices of uranium, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Sensitivity Analysis

Based on management’s knowledge and experience of the financial markets, the Company believes movements are reasonably possible:

As at December 31, 2015, the Company’s Australian dollar net financial assets were AUD $129,698 and US dollar net financial liabilities were USD $20,150. Thus a 10% change in the Canadian dollar versus Australian and US dollar exchange rates would give rise to a $10,333 change in loss and comprehensive loss.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

12.	SEGMENT INFORMATION

The Company operates in one reportable segment, being the acquisition, exploration and development of uranium properties. All of the Company’s non-current assets are located in Canada.

13.	INCOME TAXES

A reconciliation of income taxes of statutory rates with the reported taxes is as follows:

	2015	2014
Net loss for the year	$(4,647,317)	$(8,373,300)
Statutory rate	26.5%	26.0%

Expected income tax recovery	$(1,232,000)	$(2,177,000)
Permanent differences	518,000	305,000
Impact of flow-through shares	2,550,000	1,319,000
Share issuance costs	(960,000)	(505,000)
Change in unrecognized deductible temporary differences and other	(876,000)	1,058,000

Total	$—	$—

The Canadian income tax rate increased during the year due to changes in the law that increased corporate income tax rates in Canada.

The significant components of the Company’s deferred tax liabilities are as follows:

	2015	2014
Deferred tax liabilities
Exploration and evaluation assets	$3,397,000	$724,000
Non-capital losses	(2,519,000)	(724,000)
Share issuance costs	(878,000)	—

Net deferred tax liabilities	$—	$—

NEXGEN ENERGY LTD.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2015 & 2014

13.	INCOME TAXES (continued)

The significant components of the Company’s deferred tax assets that have not been included on the statement of financial position are as follows:

	2015	2014
Deferred tax assets
Share issuance costs	$439,000	$738,000
Non-capital losses available for future periods	—	772,000
Equipment	104,000	40,000
Canadian eligible capital (CEC)	32,000	32,000

	575,000	1,582,000
Unrecognized deferred tax assets	(575,000)	(1,582,000)

Net deferred tax assets	$—	$—

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the statement of financial position are as follows:

		Expiry Date		Expiry Date
	2015	Range	2014	Range
Temporary Differences
Share issuance costs	$899,000	2036 to 2039	$2,838,000	2035 to 2038
Non-capital losses available for future periods	—	2031 to 2035	1,755,000	2031 to 2034
Equipment	398,000	No expiry date	152,000	No expiry date
Canadian eligible capital (CEC)	124,000	No expiry date	124,000	No expiry date

Tax attributes are subject to review, and potential adjustment, by tax authorities.

14.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Year ended	Year ended
	December 31, 2015	December 31, 2014

Cash paid for income taxes	$—	$—
Cash paid for interest	—	—

The significant non-cash transactions during the year ended December 31, 2015 included:

a)	The re-allocation upon exercise of warrants from reserves to share capital of $122,481.

b)	At December 31, 2015, $494,093 of exploration and evaluation asset expenditures were included in accounts payable and accrued liabilities.

c)	Share-based payments included in exploration and evaluation assets of $887,303 (Note 5).

d)	The re-allocation upon exercise of stock options from reserves to share capital of $306,923.

e)	Share issuance costs included in accounts payable and accrued liabilities of $103,047.

f)	Equipment included in accounts payable and accrued liabilities of $224,267.

NEXGEN ENERGY LTD.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2015 & 2014

14.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (continued)

The	significant non-cash transactions during the year ended December 31, 2014 included:

a)	The issuance of shares and units valued at $3,148,008 for exploration and evaluation assets.

b)	The allocation of the residual value of warrants attached to units to reserves from share capital of $641,125.

c)	The issuance of brokers’ warrants valued at $363,611 recorded as share issuance costs.

d)	The re-allocation upon exercise of stock options from reserves to share capital of $73,998.

e)	At December 31, 2014, $363,028 of exploration and evaluation asset expenditures were included in accounts payable and accrued liabilities.

f)	Share-based payments included in exploration and evaluation assets of $524,958 (Note 5).

g)	The issuance of 129,180 shares valued at $58,131 for services, which has been capitalized to exploration and evaluation assets.

h)	The flow-through share premium liability recorded as a reduction to share capital was valued at $250,000 (Note 6).

15.	SUBSEQUENT EVENTS

a)	The Company issued 3,963,233 common shares on the exercise of 2,796,375 common share purchase warrants at an exercise price of $0.65 and 1,166,858 broker warrants at an exercise price of $0.45 for total proceeds of $2,342,730. In connection with the terms of the broker warrants, the exercise of these warrants resulted in the issuance of 583,429 warrants exercisable at a price of $0.65 per warrant.

b)	The Company issued 40,000 common shares on the exercise of options at an exercise price of $0.425 for total proceeds of $17,000.

c)	On February 26, 2016, the Company issued 49,861 common shares valued at a fair value of $0.98 per share to Lancaster Capital Corp. (“Lancaster”) (formerly Long Harbour Exploration Corp.) on the exercise of its option to acquire the remaining 25% interest in mineral claims held within Lancaster’s group of properties. The Company also paid $5,000 in finder’s fees.